UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                          Commission File No. 0-26119

(Check One):     [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
                 [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: December 31, 2003
________________________________________________________

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transitional Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

   China World Trade Corporation
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Full Name of Registrant
   Not applicable
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Former Name if Applicable

   4th Floor, Goldlion Digital Network Center
   138 Tiyu Road East
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Address of Principal Executive Office (Street and Number)

   Tianhe, Guangzhou, Peoples' Republic of China  510620
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |  (a)     The  reasons  described in reasonable detail in Part III of this
     |          form could  not be  eliminated  without  unreasonable  effort or
     |          expense;
     |  (b)     The subject annual report, semi-annual report, transition report
     |          on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
     |          will  be  filed  on  or  before  the  fifteenth  calendar  day
     |          following  the  prescribed  due date; or  the subject  quarterly
[X]  |          report of transition report  on  Form  10-Q, or portion  thereof
     |          will be filed  on or before the  fifth  calendar  day  following
     |          the prescribed  due  date; and
     |  (c)     The  accountant's  statement  or  other exhibit required by Rule
     |          12b-25(c)  has  been  attached  if  applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China World Trade Corporation (the "Company") is still awaiting third party documentation in order to properly prepare a complete and accurate Form 10-QSB. The Company has been unable to receive this data in a timely manner without unreasonable effort and expenses. For the foregoing reason, the Company requires additional time in order to prepare and file its quarterly report on Form 10-QSB for the quarter ended December 31, 2003.

The Company does not expect significant changes in its results of operations as compared to the prior periods.

                        (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        John Hui             Country Code 852                   988-26818
       ----------            ----------------             ------------------
         (Name)                 (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify  report(s).  [X]  Yes  [ ]  No
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(3)     Is  it  anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]  Yes  [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                        China World Trade Corporation
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  February 12, 2003                By: /s/  John Hui
       -----------------                    -------------
                                            John Hui
                                            President